UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Incorporation by Reference

Exhibit 99.1 (Annual Report for the year ended December 31, 2019, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-229756), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual Report for the year ended December 31, 2019, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019
99.1	Printer Friendly Copy
99.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document

Exhibit 99.1 (Annual Report for the year ended December 31, 2019, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-229756), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: February 13, 2020	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer